Exhibit 21

Name	Incorporated In	Doing Business As
Webmayhem, Inc.	Pennsylvania	Libsyn
pair Networks Inc.	Pennsylvania	pair
Ryousha Kokusai, LLC	Pennsylvania	pair International
66083NB, Inc.	New Brunswick, Canada